MOL Plc.
Finance

RECEIVED
2004 AUG 17 A 8:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2nd August, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

04036264

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

Nyrt.
MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Financial Officer

Enclosure

PROCESSED
AUG 17 2004 E
THOMSON FINANCIAL

Dlw 8/17

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

27 July 2004

MOL signed a purchase agreement to acquire a majority ownership in an Austrian oil product trading company

On 26 July, 2004 MOL Group, Central Europe's leading oil and gas group, signed a purchase agreement to acquire a majority ownership interest in Roth Heizöle GmbH (the "Company") from Roth and Rossi Foundations (Privatstiftungen) and established an option structure for the remaining stake. The closing of the transaction is subject to antimonopoly approval.

Roth Heizöle GmbH is the largest family owned and managed enterprise in the Austrian mineral oil sector operating in the Graz and Linz region. Following the acquisition by MOL Group, Mag. Consul Rudolf Roth and Mag. Jürgen Roth will continue to participate in the management of the Company.

The Company currently markets 400,000 tonnes of petroleum products, and operates 20 major service stations and 52 diesel filling stations, which will continue to operate in the future under the Roth brand. Roth Heizöle GmbH also possesses 3 major storage depots (in Linz, Graz and Trofaiach) and the required logistics for the transport of petroleum products.

Since MOL Group has been the key supplier of the Company for a long time and at the same time it wishes to stabilize its significant position on the Austrian wholesale market, the acquisition of Roth Heizöle results in further penetration to the end-user market.

The market positions and assets of the Company would be a complementary fit to the Korneuburg storage depot of MOL, while through this acquisition MOL's presence would be strengthened in three of the four main Austrian regions.

Roth Heizöle and MOL Group have jointly identified a potential to secure and increase further the sales of petroleum products (diesel fuel, heating oil and gasoline) and step up the existing business through their cooperation.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

29 July 2004

MOL's announcement on the status of crude oil imports from Yukos

MOL Hungarian Oil and Gas Company hereby informs its shareholders of its assessment of the potential impact on its business should Yukos be unable to supply the MOL Group with crude oil in accordance with its long-term supply contract.

Currently the MOL Group purchases a significant proportion of its imported crude oil from Yukos, and to date crude oil supplies have been uninterrupted. According to the Company's information, Yukos has paid the pipeline tariff for the exports due in August and a large portion of the contracted quantity for this period is already en route in the Friendship pipeline. However, in the event that Yukos should prove unable to supply the planned volumes to the Group in future, MOL remains confident that no major interruption in supply via the Friendship pipeline would occur.

Aside from Yukos, MOL is in daily contact with several other large Russian suppliers and regularly purchases crude oil from them under existing term contracts as well as on the spot market. It should also be noted that due to the strategic importance of crude oil exports to the Russian economy, the Ministry of Energy coordinates the export of crude oil from Russia in order to ensure full utilisation of the planned quotas. MOL is therefore confident that it would be able to arrange the necessary volumes of crude oil from other suppliers with no significant change in financial conditions.

In addition, if necessary, the MOL Group has an alternative crude oil import route via the Adria pipeline, with a capacity of up to 10 million tonnes per annum. In the event of any temporary emergency the 90-day liquid hydrocarbon reserve stored by the Crude Oil and Crude Oil Product Stockpiling Association could provide the supplies necessary for the Hungarian market and a similar, albeit smaller, strategic reserve also exists in Slovakia.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924